Mail Stop 4561

September 19, 2007

By U.S. Mail and facsimile to (414) 423-2291.

Henry Karbiner Jr.
President, CEO and CFO
Tri City Bancshares Corporation
6400 South 27th Street
Oak Creek, WI 53154

> **Re: Tri City Bancshares Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-09785**

Dear Mr. Karbiner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to this comment in future filings beginning with your next Form 10-Q. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with drafts of your proposed revisions. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13

Allowance for loan losses, page 17

1. Please revise to include the disclosures required by Item IV.B of Industry Guide 3.

Consolidated Financial Statements

Note 3 – Held to Maturity Securities, page 45

2. Please revise Note 3 and similar disclosures elsewhere in your filing to separately disclose your investments in government sponsored entities (such as Freddie and Fannie) and others from U.S. Government agency securities backed by the full faith and credit of the US Government. We do not believe that it is appropriate to aggregate given the difference in risk profiles. Refer to Item II.A of Industry Guide 3.

Note 6 – Mortgage Servicing Rights, page 50

3. Please revise to disclose the assumptions used in determining the fair value of your mortgage servicing asset for each period end.   If it is not practicable to estimate the fair values for all periods presented, please revise to so state. Refer to paragraphs 13 and 17(d) of SFAS 140.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us drafts of your proposed revisions and file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar at (202) 551-3781 or me at (202) 551-3463 if you have questions.

Sincerely,

Rebekah Blakeley Moore
Senior Accountant